Filed Pursuant to Rule 433 Registration No. 333-163952 October 19, 2011

BROOKFIELD INFRASTRUCTURE ANNOUNCES INCREASE

IN UNIT OFFERING

All dollar references are in U.S. dollars unless noted otherwise.

Hamilton, Bermuda, October 19, 2011 — Brookfield Infrastructure (NYSE: BIP, TSX: BIP.UN) today announced that due to strong investor demand for its previously announced offering of L.P. units, it has entered into an agreement to increase the size of the offering (the “Offering”).  Under the agreement, the syndicate of underwriters has agreed to purchase 16,843,500 L.P. units (“Units”) at a purchase price of $24.75 per Unit, for gross proceeds of approximately $417 million.

In addition, Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX/Euronext:  BAM) will purchase directly or indirectly an increased amount of approximately 7.2 million redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the Offering price (net of underwriting commissions) concurrent with the proposed public offering in order to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis. The aggregate gross proceeds of the Offering and the placement to Brookfield will be approximately $588 million. The Offering is expected to close on or about October 26, 2011.

Brookfield Infrastructure has granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing, to purchase from it up to an additional 2.5 million L.P. units at the Offering Price, which, if exercised, would increase the gross Offering size to $479 million. If the underwriters exercise the over-allotment option, Brookfield will have the option to purchase additional RPUs in order to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis.

As previously announced, the Offering will provide Brookfield Infrastructure with additional liquidity to fund its growth strategy.  Proceeds of approximately $150 million will be used to acquire interests in two Chilean toll roads and proceeds of approximately $150 million will be used to fund growth capital expenditures at Brookfield Infrastructure’s Australian railroad.  The remaining proceeds will be used to pay down the corporate credit facility, which has been drawn over the past nine months to invest in Brookfield Infrastructure’s Australian railroad and other organic growth initiatives.

Offer Documents

Brookfield Infrastructure has filed a registration statement (including a prospectus) with the SEC in respect of the Offering.  Before you invest, you should read the prospectus in that registration statement and other documents Brookfield Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering.  Brookfield Infrastructure has also filed the prospectus relating to the Offering with certain provincial securities regulatory authorities in Canada.  You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com.  Also, a copy of the United States preliminary prospectus supplement may be obtained through this hyperlink: http://www.brookfieldinfrastructure.com/_Global/22/img/content/file/US-Prospectus-Supplement.pdf.  Alternatively, Brookfield Infrastructure, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, toll-free 877-822-4089, Credit Suisse, toll-free at 800-221-1037, Citigroup, toll-free at

877-858-5407 or HSBC, toll-free at 866-811-8049, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) (no toll free number).

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:		Media:
Tracey Wise		Andrew Willis
Vice President, Investor Relations		Senior Vice President, Communications and Media
Tel:	416-956-5154	Tel:	416-369-8236
Email:	tracey.wise@brookfield.com	Email:	andrew.willis@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Forward-looking statements in this news release include statements regarding the offering of limited partnership units. The words “anticipated”, “intends”, “will”, “expected”, “tend”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release.  The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in Australia, Chile, Canada, the United States and elsewhere; the ability to effectively complete new acquisitions in the competitive infrastructure space (including, without limitation, the ability to complete the acquisition of the interests in the Chilean toll roads discussed herein) and to integrate acquisitions into existing operations; foreign currency risk; the high level of government regulation affecting the business of Brookfield Infrastructure, including, without limitation, in respect of the toll road acquisitions and railroad operations discussed herein; the fact that the success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown; the availability of equity and debt financing for Brookfield Infrastructure; the completion of various large capital projects by mining customers of Brookfield Infrastructure’s railroad business, which themselves rely on access to capital and continued favorable commodity prices; construction risks relating to Brookfield Infrastructure’s Australian railroad operations (including, without limitation, risks relating to the occurrence of non-budgeted costs, construction delays and disruption of operations); traffic volumes on the Chilean toll roads discussed herein; acts of God or similar events outside of our control; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s annual report on Form 20-F and other risks and factors that are described in the annual report.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.